UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



07054986


SEC MAIL PROCESSING
RECEIVED
JUN 15 2007
WASH. D.C.
161
SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-14335

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DEL MONTE SAVER PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEL MONTE FOODS COMPANY
One Market @ The Landmark
San Francisco, California 94105

DEL MONTE SAVER PLAN

December 31, 2006

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Del Monte Corporation Employee Benefits Committee
Del Monte Saver Plan:

We have audited the accompanying statements of net assets available for benefits of the Del Monte Saver Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
June 13, 2007

DEL MONTE SAVER PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

		2006	2005
Investments:			
Plan interest in Master Trust (at fair value)	$	80,659,098	70,646,756
Participant loans		1,906,330	1,177,934
Total investments		82,565,428	71,824,690
Contributions receivable:			
Employee receivable		—	65,227
Employer receivable		206,799	460,938
Total contributions receivable		206,799	526,165
Net assets reflecting all investments at fair value		82,772,227	72,350,855
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		154,762	212,817
Net assets available for benefits	$	82,926,989	72,563,672

See accompanying notes to financial statements.

DEL MONTE SAVER PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Investment income:		
Plan interest in Master Trust investment income	$ 7,349,439	3,167,795
Participant loan interest	99,515	61,147
Net investment income	7,448,954	3,228,942
Contributions:		
Employee	4,011,597	4,028,603
Employer	3,317,492	3,127,412
Rollovers	2,040,166	45,079
Total contributions	9,369,255	7,201,094
	16,818,209	10,430,036
Deductions – benefits paid to participants	(6,454,892)	(3,777,202)
Net increase	10,363,317	6,652,834
Net assets available for benefits:		
Beginning of year	72,563,672	65,910,838
End of year	$ 82,926,989	72,563,672

See accompanying notes to financial statements.

(1) Description of the Plan

The Del Monte Saver Plan (the Plan), is a defined contribution plan sponsored by Del Monte Corporation (Del Monte or the Company), a wholly owned subsidiary of Del Monte Foods Company. The Plan provides opportunities for savings to certain eligible hourly employees, whose participation in the Plan is governed by the terms of a collective bargaining agreement, and eligible seasonal employees of the Company. Additional information about the Plan including the benefit provisions of the Plan is described in the plan document, which is available from the Del Monte Corporation Employee Benefits Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On December 20, 2002, Del Monte Foods Company announced the completion of the acquisition of certain businesses of H.J. Heinz Company (Heinz). The acquisition was completed pursuant to a Separation Agreement, dated as of June 12, 2002, between Heinz and SKF Foods, Inc., a wholly owned direct subsidiary of Heinz (SKF), and an Agreement and Plan of Merger (the Merger Agreement), dated as of June 12, 2002, by and among Del Monte Foods Company, Heinz, SKF, and Del Monte. Immediately following the merger, SKF changed its name to Del Monte Corporation.

The Plan had an investment in a Heinz stock fund, which resulted from the asset transfer related to the Heinz merger discussed above. As of the date of the transfer, participants could no longer make contributions or transfers into this fund. In November 2003, the Plan was amended such that the Heinz stock fund investment option was discontinued as of December 31, 2005 and all amounts invested in this fund were transferred into other investment options as directed by the participant. All participants were required to transfer their assets out of the Heinz stock fund prior to December 31, 2005. As of December 30, 2005, approximately $4.2 million remained in the Heinz stock fund and that was not transferred into other investment options as directed by the participant. Since the Heinz stock fund was discontinued as of December 31, 2005, Plan management transferred the remaining assets to the Fidelity U.S. Equity Index Commingled Pool.

Effective March 28, 2005, the Plan was amended such that if the total vested amount of a terminated participant's account balance is at least $1,000, but less than or equal to $5,000, the account balance will be automatically distributed to an individual retirement account unless the participant elects to receive the distribution directly or to have the distribution paid directly to another eligible retirement plan. If the participant's balance does not equal or exceed $1,000 upon termination, the balance will be paid in a single sum distribution.

Effective January 1, 2006, the Plan was amended to further clarify and describe various sections of the Plan document. These amendments will not have a significant impact on the financial statements of the Plan.

On March 1, 2006, the Company entered into an Asset Purchase Agreement with TreeHouse Foods, Inc. (TreeHouse). Pursuant to the Asset Purchase Agreement, the Company agreed to sell to TreeHouse certain real estate, equipment, machinery, inventory, raw materials, intellectual property and other assets that are primarily related to the Company's (1) private label soup business, (2) infant feeding business conducted under the brand name Nature's Goodness, and (3) the food service soup business (collectively, the Businesses). Under the terms of the Asset Purchase Agreement, TreeHouse also assumed certain liabilities to the extent related to the Businesses. The divestiture of the Businesses was completed on April 24, 2006

(Continued)

and included the sale of Del Monte's manufacturing facility and distribution center in Pittsburgh, Pennsylvania and certain manufacturing assets associated with the private label soup business located at the Mendota, Illinois facility. Upon closing, approximately 790 of Del Monte's plant employees and approximately 120 additional Del Monte employees joined TreeHouse. Effective as of April 23, 2006, eligible participants became 100% vested in their account balances under the Plan.

The Company completed the acquisition of Meow Mix Holdings, Inc. (Meow Mix) on May 19, 2006. Effective May 19, 2006, certain participants of the former Meow Mix Company 401k Plan became participants of the Plan. Credit for service formerly recognized under the Meow Mix Company 401k Plan is included in each participants' period of service for purposes of determining eligibility to participate and vesting in the Plan.

The Company completed the acquisition of certain pet product assets, including the Milk-Bone brand (Milk-Bone), from Kraft Foods Global, Inc effective July 2, 2006. Effective July 2, 2006, certain participants of the former Kraft Foods Global, Inc 401k Plan became participants of the Plan. Credit for service formerly recognized under the Kraft Foods Global, Inc 401k Plan is included in each participants' period of service for purposes of eligibility to participate and vesting. Certain participants of the former Kraft Foods Global, Inc 401k Plan who became participants of the Plan were allowed to rollover existing Kraft Foods Global, Inc 401k Plan balances and loan balances into the Plan.

During 2005 and 2006, the Plan was amended to change benefit levels and access to plan loans for certain union groups as agreed in the applicable collective bargaining agreements.

(a) Contributions and Benefits

Employees may contribute, through payroll deductions, up to 20% of compensation, subject to the limitations established by the Internal Revenue Code (IRC). Employees may make pre-tax 401(k) contributions up to 20% of compensation as defined in the Plan, subject to the maximum IRS annual deferral limit of $15,000 and $14,000 in 2006 and 2005, respectively. Employees age 50 and over are eligible to make catch-up contributions of a maximum of $5,000 and $4,000 in 2006 and 2005, respectively.

The basic Company matching contribution formula is 50% of a participant's contributions up to 6% of eligible compensation. Catch-up contributions are not matched. Eligible hourly participants may also receive an additional contribution from the Company, the Retirement Savings Contribution (RSC). The RSC is a percentage of eligible compensation based on age. Benefits are payable, generally in a lump sum, to the participant upon termination, death, total disability, or retirement. Subject to certain restrictions, employees may take in-service withdrawals from their accounts. For the various groups covered by the Plan, company matching contribution schedules, RSC contribution schedules, and vesting schedules for the company matching contributions may vary from one location and/or group to another.

(Continued)

(b) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(c) Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Generally, participants are vested in the Company's matching contributions after two years of service and are vested in the Retirement Savings Contribution upon completion of three years of Vesting Service, as defined in the Plan.

(d) Payment of Benefits

Benefits are payable, generally in a lump sum, to the participant upon termination, death, total disability, or retirement. Subject to certain restrictions, employees may take in-service withdrawals from their accounts or may borrow from their accounts.

(e) Forfeitures

As of December 31, 2006 and 2005, forfeited nonvested accounts totaled $3,364 and $94,439, respectively. Forfeited nonvested accounts are used to reduce future Company contributions to the Plan. For the years ended December 31, 2006 and 2005, the Company contributions were reduced by $112,980 and $78,827, respectively, from forfeited nonvested accounts.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of the financial statements is in conformity with U.S. generally accepted accounting principles. It requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Valuation of Investments and Income Recognition

The Plan's investments in the Master Trust are stated at fair value. Mutual funds are valued at quoted market prices. The Del Monte Stock Fund is a unitized stock fund valued at quoted market prices plus a cash balance. Common/collective trust funds are valued based on the market prices of the underlying investments held by the Plan in the common/collective trust funds. The money market fund and participant loans are valued at cost, which represents fair value. The fair value of the stable value fund is calculated by the plan trustee who, using the market value of the underlying assets in the investment manager portfolios and the fair value of the wrapper contracts, determined by using a

(Continued)

discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold, as well as held during the year.

(d) Administrative Fees

The Company pays the expenses reasonably incurred in administering the Plan. Certain fees applicable to the investment options are netted from the investment returns of those investments.

(e) Payment of Benefits

Benefits paid to participants are recorded upon distribution.

(f) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(g) Recently Adopted Accounting Pronouncements

Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position Nos. AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans* (the FSP), which states that investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. As a result of adopting these measures in accordance with the FSP, certain items in the Statement of Net Assets Available for Benefits and in the notes to the financial statements for the prior year have been reclassified to conform to the current year's presentation .

(3) Investment Options

Various investment funds are available for the purpose of providing participants a choice of investment options, including a Company stock fund. Employee and employer contributions are directed into the various investment options by the participant. These elections can be changed on a daily basis.

The Company intends for the Plan to be an "ERISA 404(c) Plan." As such, participants exercise control over the investment of their accounts. Plan fiduciaries are not liable for losses incurred by participants as a result of such exercise of control.

(4) Loans to Participants

As of January 1, 2004, eligible participants in the Plan may borrow up to 50% of their vested account balance, not to exceed $50,000. Loans are disbursed from the funds in which the participant has contributed in equal proportion to the fund's balance as compared to the participant's total balance. Loans are repaid over a maximum of five years and accrue interest at prime plus 2%. As of December 31, 2006, the interest rates for participant loans outstanding range from 4.0% to 11.5%. The loans have maturity dates ranging from March 2, 2007 to January 2, 2012. Effective July 2, 2006, certain participants of the former Kraft Foods Global, Inc 401k Plan became participants of the Plan and were allowed to rollover existing loan balances of $93,308 on an "in-kind" basis into the Plan.

(5) Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated December 19, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

During 2007, the Plan administrator discovered certain administrative errors in the operation of the Plan, affecting the Plan year ended December 31, 2006. The Plan administrator has taken appropriate steps to correct the errors and the correction is not expected to have a significant impact on the Plan's operations or tax status.

(6) Stable Value Fund

The Master Trust holds investments in a benefit-responsive investment contract, the Fidelity Managed Income Portfolio II Class 1 (stable value fund). The investments in the stable value fund are presented at fair value in the table of the investments held in the Master Trust with an adjustment to contract value (note 10). The fair value of the stable value fund equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrapper rebid value of the stable value fund held by the Master Trust was $3,034 and $11,435 at December 31, 2006 and 2005, respectively.

In determining the net assets available for benefits, the stable value fund is recorded at its contract value, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The stable value fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The stable value fund issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The stable value fund is included in the financial statements at contract value as reported to the Plan by the trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) the Plan's failure to qualify under Section 401 (a) or Section 401 (k) of the IRC; (ii) the establishment of a defined contribution plan that competes with the plan for employee contributions; (iii) any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer; (iv) complete or partial termination of the Plan; (v) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the issuer's portfolio's cash flow; (vi) merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; (vii) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the stable value fund or to transfer assets out of the stable value fund; (viii) exclusion of a group of previously eligible employees from eligibility in the Plan; (ix) any early retirement program, group termination, group layoff, facility closing, or similar program or (x) any transfer of assets for the stable value fund directly to a competing option.

The average yield of the stable value fund based on actual earnings was approximately 4.67% and 4.20% for the years ended December 31, 2006 and 2005, respectively. The average yield of the stable value fund based on the interest rate credited to participants was approximately 4.37% and 3.73% for the years ended December 31, 2006 and 2005, respectively.

(7) Transactions with Related Parties

The Del Monte Corporation Employee Benefits Committee of the Company is the Plan administrator, as defined in the Plan, and therefore, all Del Monte Foods Company common stock transactions involving the plan qualify as party-in-interest transactions. As of December 31, 2006 and 2005, the Plan owned 167,113 and 169,363 shares, respectively, of Del Monte Foods Company common stock. Certain plan investments are managed by Fidelity Management Trust Company (Fidelity). Fidelity is the current trustee as designated by the Del Monte Corporation Employee Benefits Committee in accordance with the Plan, and therefore, investment transactions with Fidelity qualify as party-in-interest transactions.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contribution accounts.

(Continued)

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Statements of Net Assets Available for Benefits as of December 31, 2006 to the Form 5500:

		2006
Net assets available for benefits per the Statements of Net Assets Available for Benefits	$	82,926,989
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts		(154,762)
Net assets available for benefits per the Form 5500	$	82,772,227

The following is a reconciliation of investment income per the Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2006 to the Form 5500:

Total investment income per the Statements of Changes in Net Assets Available for Benefits	$	7,349,439
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts		(154,762)
Total investment income from the plan interest in Master Trust per the Form 5500	$	7,194,677

(10) Summary Master Trust Financial Information

The Plan's assets are held by Fidelity, the trustee of the Plan. The Plan trustee executes all transactions therein under the direction of the Del Monte Corporation Employee Benefits Committee. The assets are held in the Del Monte Master Trust (Master Trust), commingled with assets of the Company's other defined contribution benefit plan. The Company's benefit plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to the specific plan. Accordingly, each plan's investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to each plan based upon the investment percentage on the day the income is earned. As of December 31, 2006 and 2005, the Plan's interest in the assets of the Master Trust was 26.3% and 23.9%, respectively.

The following table presents the fair values of the Master Trust investments as of December 31, 2006 and 2005:

	Investments at fair value	
	2006	2005
Mutual funds:		
Fidelity Retirement Government Money Market Portfolio*	$ 20,261,260	21,387,135
PIMCO Total Return Fund Administrative Class	9,233,069	9,487,022
Vanguard Long-Term Investment-Grade Fund Admiral Class	3,578,595	4,797,593
Fidelity Balanced Fund*	44,116,102	42,751,914
Dodge & Cox Stock Fund	26,169,683	19,743,921
Fidelity Equity-Income Fund*	8,842,418	7,277,552
Janus Small Cap Value Fund Investor Class	7,471,664	8,713,139
Fidelity Magellan Fund*	9,111,054	9,946,744
American Funds Growth Fund of America Class R4	13,385,188	11,408,409
Fidelity Aggressive Growth Fund*	—	13,027,813
Goldman Sachs Mid Cap Value Institutional Class	8,024,996	5,039,571
UBS U.S. Small Cap Growth Class A	7,194,625	8,032,443
Goldman Sachs Growth Opps Inst	12,004,806	—
Fidelity Diversified International Fund*	33,542,523	25,348,365
Fidelity Freedom Income Fund*	654,563	139,981
Fidelity Freedom 2000 Fund*	98,139	127,262
Fidelity Freedom 2005 Fund*	230,168	—
Fidelity Freedom 2010 Fund*	4,474,515	2,180,612
Fidelity Freedom 2015 Fund*	1,711,964	—
Fidelity Freedom 2020 Fund*	4,137,492	2,162,468
Fidelity Freedom 2025 Fund*	1,255,087	—
Fidelity Freedom 2030 Fund*	2,112,431	1,170,603
Fidelity Freedom 2035 Fund*	767,134	—
Fidelity Freedom 2040 Fund*	1,380,683	451,805
	219,758,159	193,194,352
Common/collective trust funds:		
Fidelity Managed Income Portfolio II Class 1*	47,978,869	57,174,543
Fidelity U.S. Equity Index Commingled Pool*	34,705,056	39,445,701
	82,683,925	96,620,244
Del Monte Stock Fund*	4,572,912	5,380,075
Adjustment to contract value	575,271	850,554
	$ 307,590,267	296,045,225

* Related-party and party-in-interest

Investment income for the Master Trust for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Investment income:		
Net appreciation (depreciation) in fair value of investments:		
Mutual funds	$ 8,065,573	8,044,643
Collective trust fund	5,162,660	1,245,078
Del Monte Stock Fund	386,330	(282,174)
Heinz Stock Fund	—	(2,140,614)
	13,614,563	6,866,933
Interest	3,472,460	2,745,541
Dividends	14,510,864	6,748,449
	$ 31,597,887	16,360,923

(11) Subsequent Events

Effective January 1, 2007, the Plan was amended to reflect certain changes in percentage matching and RSC eligibility for certain union employees, as well as change RSC vesting from five to three years of service.

DEL MONTE SAVER PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity	(c) Description		(d) Current value
*	Participants	311 participant loans with interest rates ranging from 4.0% to 11.5% and maturity dates ranging from March 2, 2007 to January 2, 2012	$	1,906,330

* Party-in-interest

See accompanying report of independent registered public accounting firm.

DEL MONTE SAVER PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEL MONTE SAVER PLAN



Date: June 13, 2007

David L. Meyers
Executive Vice President, Administration
and Chief Financial Officer

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Del Monte Corporation Employee Benefits Committee
Del Monte Saver Plan:

We consent to the incorporation by reference in the registration statement (No. 333-34280) on Form S-8 of Del Monte Foods Company of our report dated June 13, 2007 with respect to the statements of net assets available for benefits of the Del Monte Saver Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 and Schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Del Monte Saver Plan.

KPMG LLP

San Francisco, California
June 13, 2007

END